Exhibit 6.1

MASTER LICENSING AGREEMENT

This MASTER Licensing Agreement (this “Agreement”) is entered into on this 28 day of March, 2016 (“Effective Date”), by and between Medivie U.K., a company incorporated under the laws of England and Wales, bearing company registration number 8189870, with registered offices at The Willows 1, Mark Road Hemel Hempstead, Herts, United Kingdom, Hp2 7bn, its affiliates and subsidiaries (collectively, “MDVI UK”) and Medivie USA Inc., a company incorporated under the laws of the State of Nevada, with the principal offices at 11319 Maple Street, Los Alamitos, California 90720 (“Medivie USA”).

Each of MDVI UK and Medivie USA are also referred to herein individually as a “Party”, and together as the “Parties”. It is understood as follows:

MDVI UK owns or otherwise Controls the Licensed Intellectual Property to the Licensed Product; and

Medivie USA is interested to acquire from MDVI UK an exclusive license to use the Licensed Intellectual Property for the Commercialization of the License Product in Canada, and the United States (the “Territory”); and

MDVI UK desires to grant such an exclusive license and exclusive sublicense as described in section 2 of this Agreement in the Territory to Medivie USA for the consideration described in Section 3; and

MDVI UK intends to invest in MDVI USA and in exchange Medivie USA shall issue Medivie USA’s securities to MDVI UK pursuant to an investment agreement to be entered between the Parties upon mutually agreeable terms.

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and in consideration of the mutual obligations undertaken herein, the Parties hereby agree as follows:

1.	DEFINTIONS

1.1	“Commercialize” means to manufacture, develop, improve, market, promote, distribute, offer for sale, sell, have sold, import, have imported, export, have exported or otherwise commercialize a product or device. When used as a noun, “Commercialization” means any and all activities involved in Commercializing.

1.2	“Confidential Information” shall mean each Party’s information of a confidential and/or proprietary nature, including without limitation any of MDVI UK’s non-public information related to the Licensed Intellectual Property, or the Licensed Product, as well as, business plans and methods, intellectual property rights, technical information, know-how, customers, projections, sales, profit and margin information and any other non-public data related to the business or affairs of each Party. Confidential Information will include written information or oral information in tangible or intangible form.

1.3	“Control” means the ability (whether by sole, joint or other ownership interest, license or otherwise, other than pursuant to this Agreement) to, without violating the terms of any agreement with a Third Party, grant a license or sublicense.

1.4	“Field” shall mean all fields except where related directly or indirectly to sporting activities.

1.5	“Affiliate License Agreements” shall mean the agreements listed in Exhibit B-1.

1.6	“Licensed Product” shall mean the labour- and pain-reducing dental support device Laboraide, any supplemental products relating to Laboraide, and any other present products and future products developed, manufactured or supplied by or for MDVI UK, such as products for migraines, chronic pains, Alzheimer, Fibromyalgia and ADHD.

1.7	“Licensed Intellectual Property” means any and all right, title and interest, in and to: (i) the Patents, (ii) the Trademarks; (iii) any materials, methods, processes, techniques, know-how, data, information relating to the Licensed Product, now existing or which may be developed, discovered or otherwise obtained in the future; and (iii) any drawings, plans, diagrams, specifications and other documents in any way embodying now or in the future the Licensed Product, or the aforesaid products, materials, methods, processes, techniques, know-how, data, information or other results.

1.8	Master Purchase Order Agreement” shall mean the agreement listed in Exhibit B-2.

1.9	“Net Revenues” shall mean all revenue less: (a) discounts, charge backs, VAT, withholding taxes, other taxes; (b) amounts repaid or credited by reason of rejection, return or retroactive price reduction; (c) customary trade commissions, quantity commissions, wholesaler commissions, and distributor commissions actually allowed and taken; (d) reasonable charges for delivery, transportation, storage, and packing provided by third parties, if separately stated; and (e) uncollected debt.

1.10	“Patents” shall mean (i) the patent application Controlled by MDVI UK and described in Exhibit A-1, attached hereto, (ii) all divisional, continuations, continuations in part of the foregoing application, (ii) all patents issued from any of the foregoing application; and (iv) all reissues, reexaminations, extensions, supplementary protection certificates and similar rights that are based or driving priority from the foregoing application.

1.11	Regulation A+ Offering shall mean offering under Regulation A+ of the Securities Act of 1933, as amended, to be conducted by Medivie USA.

1.12	“Third Party” shall mean any person other than MDVI UK or Medivie USA.

1.13	“Trademarks” shall mean any and all trademarks registrations or applications for registration owned by MDVI UK and listed in Exhibit A-2, and any and all trade name, service mark, service name, brand, domain name, trade dress, logo, slogan or other indicia of origin or ownership, including the goodwill and activities associated with the foregoing.

1.14	“Valid Claim” shall mean a claim of a patent or patent application that has not expired or has not been held invalid or unenforceable by a court of competent jurisdiction in a final and non-appealable judgment.

2.	LICENSE

2.1	Exclusive sublicense. Subject to the terms and conditions of this Agreement and to the rights granted under the Master Purchase Order Agreement, as of the Effective Date, MDVI UK hereby grants to Medivie USA an exclusive, perpetual, sublicense to use the Patents to Commercialize the Licensed Product in the Field in the Territory, which sublicense shall automatically expire and terminate in the event that MDVI UK losses Control of the Patents.

2.2	Exclusive License. Subject to the terms and conditions of this Agreement and to the non-exclusive license granted under the Master Purchase Order Agreement as of the Effective Date, MDVI UK hereby grants to Medivie USA an exclusive, perpetual, license to use, copy or display the Trademarks to Commercialize the Licensed Product in the Field in the Territory.

2.3	Sublicenses. Medivie USA shall not have the right to sublicense the rights granted to it pursuant to section 2.1 and 2.2 without the prior written consent of MDVI UK, which shall not be unreasonably withheld.

3.	CONSIDERATION

3.1	In consideration for the license and sublicense described in section 2 above, Medivie USA shall pay MDVI UK royalties equal to two percent (2%) of the Net Revenue from the sale by Medivie USA of the Licensed Product in the Territory

3.2	The royalties shall be paid on a quarterly basis, within thirty (30) days from the end of the relevant quarter by a wire transfer to MDVI UK’s bank account or as otherwise instructed by MDVI UK.

3.3	For each calendar quarter, Medivie USA shall provide MDVI UK a financial report setting forth in reasonable details the basis for the calculation of the royalties. In the event of a dispute regarding the amount of royalties owed to MDVI UK, a mutually agreed upon independent auditor shall make the final determination as to such amount of royalties.

3.4	All taxes on any royalty paid hereunder shall be the responsibility of MDVI UK, provided that Medivie USA may make such withholdings as may be required by law.

4.	INTELLECTUAL PROPERTY AND REGULATORY

4.1	Ownership. As between the Parties, MDVI UK is and shall remain the sole and exclusive owner of the Licensed Intellectual Property. Nothing in this Agreement shall be construed as transferring to Medivie USA title, proprietary or intellectual property rights in or to the Licensed Intellectual Property, except for the rights expressly granted herein.

4.2	Prosecution of the Licensed Intellectual Property. MDVI UK shall at its expenses handle the maintenance and management of the Licensed Intellectual Property, including registration and prosecution of the Patents and the Trademarks.

4.3	Protection and Enforcement of Rights. Each of the Parties shall promptly notify the other Party if it becomes aware of infringement, misappropriation or unauthorized use of the Licensed Intellectual Property or any part thereof. MDVI UK has the duty to protect and keep the ownership of the Licensed Intellectual Property by taking all the necessary actions. The Parties shall assist each other, to the extent reasonably possible, in investigating or prosecuting any action against the parties violating such rights. MDVI UK shall have the exclusive right to reach a settlement in any such suit without casting any liability on Medivie USA or their employees.

If MDVI UK fails to take actions to prosecute an infringement of the Licensed Intellectual Property pursuant to this Agreement within ninety (90) days from the date the Parties are aware of such infringement, then Medivie USA shall be entitled, but not be obligated, to take necessary actions and MDVI UK shall reimburse all Medivie USA for all the expenses related to such actions, and the remaining recovery amount from such proceedings shall vest with MDVI UK.

4.4	Regulatory. Commencing with the Effective Date, Medivie USA shall be responsible to maintain all regulatory permits required for the distribution of the Licensed Product in the Territory at its sole expenses.

5.	CONFIDENTIAL INFORMATION.

5.1	Each Party shall maintain the other Party’s Confidential Information in the strictest confidence, and, without prior written consent, will not disclose, transfer, or divulge such Confidential Information to any Third Party or use such Confidential Information for any purpose other than in accordance with the license granted herein, and only to the extent required. Without limiting the foregoing, each Party may disclose Confidential Information to its directors, officers, partners, employees and/or independent contractors (collectively referred to as “Affiliates”) who have a “need to know” such information, provided that such Affiliates have first been advised of its confidential status and are under express written obligations of confidentiality not less severe than the provisions of this Agreement.

5.2	Notwithstanding the above, Confidential Information relating to the Licensed Product shall be considered MDVI UK’s Confidential Information and shall remain the property of the MDVI UK and shall be used strictly in accordance with the license granted herein.

5.3	This Agreement imposes no obligation upon either Party with respect to any Confidential Information (a) that is or becomes a matter of public knowledge through no fault of the other Party; or (b) the disclosure of which is required by law.

6.	COMMERCIALIZATION

6.1	Medivie USA shall exercise commercially reasonable efforts and diligence in Commercializing the Licensed Product.

6.2	Medivie USA shall from time to time report to MDVI UK on the status and progress of Medivie USA’s efforts in Commercializing the Licensed Product.

6.3	MDVI UK shall provide to Medivie USA, at Medivie USA’s request, technical assistance concerning the Commercialization of the Licensed Product, as may be required.

6.4	Medivie USA shall purchase the Licensed Product directly from the manufacturer of the Licensed Product, and if there is more than one manufacturing location, Medivie USA reserves the right, in its sole discretion, to select the manufacturing location from which to purchase the Licensed Product. Notwithstanding anything to the contrary contained herein, Medivie USA also retains the right to manufacture the Licensed Product, should it so choose in its sole discretion, provided that (i) such Licensed Product manufactured by Medivie USA is similar or better in quality than the Licensed Product produced by the current manufacturer; and (ii) the Licensed Product manufactured by Medivie USA complies with all rules, regulations and manufacturing standards applicable the Licensed Product in the Territory.

6.5	MDVI UK may provide to Medivie USA, from time to time, administrative services for the Commercialization of the Licensed Product in the Territory (the “Services”), and such Services shall be provided with the consent of both Parties.

7.	REPRESENTATIONS AND WARRANTIES

7.1	The Parties hereby represent and warrant that by entering into this Agreement, the Parties do not violate any law and do not infringe upon the rights of any Third Party and does not violate any provision of their respective articles of incorporation, bylaws or similar corporate formation documents.

7.2	MDVI UK hereby represents and warrants that by entering into this Agreement, it does not violate the Affiliate License Agreements or the Master Purchase Order Agreement.

7.3	7.3 MDVI UK represents and warrants that the Licensed Product will be manufactured in compliance with current, good manufacturing practices promulgated by U.S. Food and Drug Administration and in accordance with all reasonable, appropriate and applicable specifications. MDVI UK’s liability and Medivie USA’s remedy for failure of the Licensed Product to conform to such specifications shall be the replacement of the nonconforming Licensed Products or a refund of the purchase price paid by Medivie USA for the nonconforming Licensed Products (including duty, freight, insurance charges, and other similar expenses) at Medivie USA’s sole option.

7.4	7.4 MDVI UK represents and warrants that it has all the necessary right, title and interest in and to the Licensed Product to enter into this Agreement, including but not limited to the required regulatory permits for the distribution of the Licensed Product in the Territory, and, to the best of MDVI UK’s knowledge, the Licensed Product and the use and/or exploitation thereof has not infringed and does not infringe the patents or other proprietary rights of any Third Party or constitute an unlawful use of proprietary information of any Third Party. MDVI UK shall promptly notify Medivie USA of the receipt of any notice alleging infringement and/or unlawful use, during the term of this Agreement.

7.5	7.5 MDVI UK represents and warrants that except as explicitly disclosed herein with respect to the Master Purchase Order Agreement, nothing in the Master Purchase Order Agreement or the Affiliate License Agreements conflict with or preclude performance under this Agreement, and further represents and warrants that if such Master Purchase Order Agreement or the Affiliate License Agreements do so conflict with or preclude performance under this Agreement, then MDVI UK will use its best efforts to take reasonable and necessary steps to amend the Master Purchase Order Agreement and the Affiliate License Agreements accordingly.

7.6	MDVI UK hereby represents and warrants that Medivie USA shall have all the rights and privileges necessary for Commercialization of the Licensed Product in the Territory, subject to the non-exclusive rights granted under the Master Purchase Order Agreement.

MDVI UK MAKES NO OTHER WARRANTIES, AND EXCEPT AS EXPRESSLY SET FORTH HEREIN, EXPRESSLY DISCLAIMS ALL OTHER WARRANTIES, EXPRESSED OR IMPLIED, WITH RESPECT TO THE LICENSED PRODUCT, ITS MERCHANTABILITY, OR ITS FITNESS FOR ANY PARTICULAR PURPOSE OR TO THE VALIDTY OR ENFORCEABILITY OF THE LICENSED INTELLECTUAL PROPERTY. Any breach of the representations and warranties as set forth herein constitutes a material breach of this Agreement.

8.	LIMITATION OF LIABILITY

Neither Party shall be liable to the other Party (whether under contract, tort (including negligence) or otherwise), for any indirect, special, punitive, incidental, consequential or exemplary damages, whether foreseeable or not, even if such Party is advised or should have known of the possibility thereof. The provisions of this Section 8 shall survive the termination of this Agreement for any reason whatsoever.

9.	PERPETUITY

9.1	The term of this Agreement and the license granted hereunder shall commence on the Effective Date and shall continue in force in perpetuity.

9.2	The following sections shall survive termination of this Agreement and shall remain in full force and effect thereafter: 4, 5, 7, 8, 9, 10, 11.

9.3	Notwithstanding any other provision of this Agreement, either Party may terminate this Agreement upon giving notice to the other, should the other commit an act of bankruptcy, declare bankruptcy, be declared bankrupt, enter into an arrangement for the benefit of creditors, or enter into a procedure of winding up or dissolution.

10.	INDEMNIFICATION

10.1	Indemnity by Medivie USA. Medivie USA shall indemnify, defend and hold harmless MDVI UK, and its directors, officers, employees and agents from and against all costs, expenses, damages, losses and liabilities (“Losses”) asserted against them for which MDVI UK or its directors, officers, employees or agents may become liable or incur or be compelled to pay and resulting from (i) a breach by Medivie USA of a material terms and conditions contained herein or (ii) Commercialization by Medivie USA of the Licensed Product in the Territory, except to the extent that any such Losses result from: (i) a defect in the Licensed Product; (ii) a failure of the Licensed Product to be manufactured and delivered to Medivie USA; (iii) any negligence or wrongdoing of MDVI UK or (iv) the breach by MDVI UK of this Agreement.

10.2	Indemnity by MDVI UK. MDVI UK shall indemnify, defend and hold harmless Medivie USA and its directors, officers, employees and agents from and against all Losses asserted against them for which Medivie USA or the directors, officers, employees or agents may become liable or incur or be compelled to pay and resulting from (i) a defect in the Licensed Product; USA; (ii) any negligence or intentional wrongdoing of MDVI UK; or (iii) the material breach by MDVI UK of this Agreement, except to the extent that any such Losses result from of a material breach of any of the Medivie USA representations and warranties or other material terms and conditions contained herein.

11.	GOVERNING LAW AND DISPUTE RESOLUTION

This Agreement shall be governed for all purposes by the laws of the state of New York and the competent courts in New York, New York shall have exclusive jurisdiction over any dispute arising from or related to the performance or interpretation of this Agreement.

12.	MISCELLANEOUS

12.1	Tax

Each Party to this Agreement shall be responsible for and bear all tax due in connection with the consummation of the transactions under this Agreement. To the extent required by applicable law, Medivie USA shall withhold or deduct any applicable taxes, from the payments to be made hereunder.

12.2	Severability

If any provision contained in this Agreement is determined to be void, invalid or unenforceable, in whole or in part, the remaining provisions and any partially enforceable provision will, nevertheless, be binding and enforceable, and the Parties hereby agree to substitute for the invalid provision a valid provision which most closely approximates the intent and the economic effect of the invalid provision.

12.3	Integration; Modifications

This Agreement constitutes the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements, representations, warranties and understandings of the Parties, whether oral or written. No promise, inducement, representation or agreement, other than as expressly set forth herein, has been made to or by the Parties. This Agreement may be amended or modified and the observance of any term herein may be waived (either prospectively or retroactively, and either generally or in a particular instance) only by a written instrument signed by both Parties.

12.4	Assignment

Unless otherwise provided in this Agreement, neither Party shall assign or transfer this Agreement or its respective rights, duties and obligations hereunder to any Third Party or parties without having obtained the prior written consent of the other Party, which consent shall not be unreasonably withheld.

12.5	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

12.6	Waiver

The failure of any Party to enforce at any time, or for any period of time, any provision of this Agreement shall not be construed as a waiver of either such provision or of the right of such Party thereafter to enforce each and every provision of this Agreement.

12.7	Notices

All notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing, to the address set forth herein in the preamble. Notices shall be deemed properly given if transmitted to the Party’s e-mail.

IN WITNESS WHEREOF, each Party has caused this Agreement to be duly executed by it or on its behalf by its duly authorized officer as of the date first written above.

MEDIVIE UK LIMITED		MEDIVIE USA INC.

By:	/s/ Joshua Rurka	By:	/s/ Benjamin Rael-Brook

	Name: Joshua Rurka		Name: Benjamin Rael-Brook

	Title: Sole Director		Title: CEO

EXHIBIT A-1

Patents

PCT application number W0201304582, titled “Oral apparatus for optimizing user performance,” filed on September 17, 2012

EXHIBIT A-2

trademarks

U.S. trademark registration No. 4185114, international class 10; US classes 26, 39, 44

U.S, trademark application No. 86910732, international class 10; US classes 26, 39, 44

EXHIBIT B-1

Agreement, dated March 23, 2015, by and between Medivie Therapeutic Ltd., and Medivie UK LIMITED

Patent License Agreement, dated March 24, 2014, between OPRO International Limited and OPRO Mother and Baby Limited

EXHIBIT B-2

Master Purchase Order Agreement, dated December 1, 2015, by and between Toys “R” Us – Delaware, Inc. and Medivie Therapeutic Ltd

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